UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:
001-32697

CUSIP Number:
023850100

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

American Apparel, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

747 Warehouse Street
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90021
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will, be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is in the process of preparing its plan of compliance in response to the letter the Company received from NYSE MKT LLC indicating that the Company is not in compliance with the continued listing standards of the NYSE MKT set forth in Section 1003(a)(iv) of the NYSE MKT LLC Company Guide. As previously disclosed, in order to maintain its listing, the Company must submit the plan of compliance by March 21, 2014 (the “Plan of Compliance”) addressing how it intends to regain compliance with Section 1003(a)(iv) of the Company Guide by April 15, 2014 and management has devoted considerable resources to the development of the Plan of Compliance.
The Company is also actively pursuing several possible financing alternatives as a means to increase the Company’s available cash to fund debt service requirements and operational needs. Also, as previously disclosed, the Company is engaged in discussions with Capital One Business Credit Corp. (fka Capital One Leverage Finance Corp.) with respect to a waiver of the Company’s noncompliance with, and event of default resulting from such noncompliance with, certain financial maintenance covenants under its credit facility with Capital One Business Credit Corp. (the “Capital One Credit Facility”) for the fourth quarter of 2013 and an amendment to the Capital One Credit Facility that would reset such covenants going forward.
The foregoing matters have had an adverse impact on the Company’s ability to timely complete its Annual Report. The Company’s staff and resources have been substantially committed to developing the Plan of Compliance and seeking financing alternatives, including its discussions with Capital One Business Credit Corp. In addition, any financing transaction or amendment and waiver with respect to the Capital One Credit Facility, depending on whether or not it were completed and the terms thereof, would impact the Company’s financial statements disclosures as of and for the year ended December 31, 2013 and other information required to be disclosed in the Annual Report. The Company would use the net proceeds from any such financing transaction to fund the Company’s near-term interest payments on certain of its indebtedness, including the April interest payment on its senior secured notes, and other liquidity needs. No assurances can be given that the Company will be successful in consummating any financing transactions or in obtaining any amendment and waiver (or refinancing) of the Capital One Credit Facility when expected, or at all.
In light of the foregoing, the process of completing the financial statements and the related information required to be included in the Annual Report could not be completed by the scheduled filing deadline for the Annual Report.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification:

John Luttrell, Chief Financial Officer
(Name)

(213)	488-0226
(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the year ended December 31, 2013 are estimated at $634 million, an increase of 3% from $617 million for the year ended December 31, 2012.
Gross profit for the year ended December 31, 2013 is estimated at $321 million, or 51% of net sales, as compared to $327 million, or 53% of net sales, for the year ended December 31, 2012. The decrease is attributable to higher distribution costs and promotions associated with the Company's retail operations and increased production costs associated with the Company’s manufacturing operations. The higher costs were largely due to the transition to the Company's new distribution center in La Mirada, CA.
Operating expenses for the year ended December 31, 2013 are estimated at $349 million, or 55% of net sales, as compared to $326 million, or 53% of net sales, for the year ended December 31, 2012. The increase was primarily attributable to incremental costs associated with the transition to the new distribution center and added costs associated with leased equipment.
Loss from operations for the year ended December 31, 2013 is estimated at $28 million as compared to income from operations of $962 thousand for the year ended December 31, 2012. The loss was primarily attributable to lower gross profit and an increase in operating expenses as discussed above, which offset the higher sales volume in 2013.
Net loss for the year ended December 31, 2013 is estimated at $105 million (approximately $0.95 per share) as compared with $37 million (approximately $0.35 per share) for the year ended December 31, 2012, primarily as a result of a loss on extinguishment of debt related to the Company's April 2013 refinancing, mark-to-market adjustments on the warrants, and added costs associated with the new distribution center. As a result of the net loss for 2013, stockholders’ deficit as of December 31, 2013 is estimated at $76 million, as compared with stockholders’ equity of $22 million as of December 31, 2012.

Net cash used in operating activities for the year ended December 31, 2013 is estimated at $16.8 million as compared with net cash provided by operating activities of $23.5 million for the year ended December 31, 2012. The increase in cash used in operating activities in 2013 was a result of the net loss referred to above, offset by non-cash expenses and a decrease in working capital requirements. Cash provided by financing activities for the year ended December 31, 2013 is estimated at $35.7 million compared to $4.2 million for the year ended December 31, 2012. The increase in cash provided by financing activities in 2013 consisted primarily of proceeds from the issuance of the senior secured notes and borrowings under the Capital One Credit Facility and the Bank of Montreal Credit Facility (as defined below), which amounts were used to repay borrowings under and terminate the Company’s prior credit agreements. Net decrease in available cash for the year ended December 31, 2013 is estimated at $4.2 million.
As of December 31, 2013, we estimate that we had approximately $8.7 million in cash and $6.3 million of availability for additional borrowings under the Capital One Credit Facility and our credit facility with the Bank of Montreal (the “Bank of Montreal Credit Facility”). Additionally, we estimate that we had $43.5 million outstanding on our $50.0 million Capital One Credit Facility and $443 thousand outstanding on our C$2.0 million (Canadian dollars) Bank of Montreal Credit Facility, which was reduced from C$11.0 million (Canadian dollars) effective February 28, 2014. The Bank of Montreal Credit Facility terminates on March 31, 2014.
As of February 28, 2014, we estimate that we had approximately $4.9 million in cash, $2.7 million of availability for additional borrowings under the Capital One Credit Facility (subject to the right of Capital One Business Credit Corp. to prevent us from making any additional borrowings and accelerate maturity of the loan, while the event of default thereunder (referred to in Part III above) is continuing), and $1.2 million of availability under the Bank of Montreal Credit Facility.

American Apparel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 18, 2014	By:	/s/ John Luttrell
Chief Financial Officer